[redacted]

SEC Mail Processing Section

FEB 29 2008

Washington, DC
111

SECURI

08029252

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-28729 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Western Advisors

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6440 S. Millrock Drive, Ste 150
(No. and Street)

Holladay (City) UT (State) 84121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary W. Teran 801-930-6500
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mantyla McReynolds
(Name – *if individual, state last, first, middle name*)

5872 South 900 East, Ste 250 (Address) Salt Lake City (City) UT (State) 84121 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

JP 3/26/08

**OATH OR AFFIRMATION**

I, Gary W. Teran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Western Advisors, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAMALA ASAY
NOTARY PUBLIC - STATE OF UTAH
6440 So. Millrock Dr., #150
Holladay, UT 84121
My Comm. Exp. 12/18/2011

Signature

President
Title

Kamala Asay
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FIRST WESTERN ADVISORS
**Independent Auditors' Report**
**and**
**Financial Statements**

**December 31, 2007**

CRD #013623

## FIRST WESTERN ADVISORS

### Table of Contents

*Mantyla* McREYNOLDS LLC

CPA™
The CPA. Never Underestimate The Value.℠

**Independent Auditors' Report**

Board of Directors and Stockholder
First Western Advisors
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of First Western Advisors [a Utah corporation] as of December 31, 2007, and the related statements of stockholder's equity, income and cash flows for the year then ended which is being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Western Advisors at December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mantyla McReynolds LLC

*Mantyla* McReynolds, LLC
February 26, 2008
Salt Lake City, Utah

5872 South 900 East, Suite 250 • Salt Lake City, Utah 84121 • (801) 269-1818 • Fax (801) 266-3481

# FIRST WESTERN ADVISORS
## Statement of Financial Condition
## December 31, 2007
## ASSETS

| | | |
|---|---|---|
| Assets | | |
| Current Assets | | |
| Cash and cash equivalents - Note B | $ | 22,907 |
| Commissions receivable | | 127,176 |
| Marketable securities (owned), at market value - Note D | | 921,589 |
| Prepaid income taxes | | 7,745 |
| Prepaid expenses | | 19,781 |
| Other receivables | | 61,739 |
| Total Current Assets | | 1,160,937 |
| Property & Equipment, Net - Note I | | 140,379 |
| Other Assets | | |
| Related party loan - Note F | | 230,000 |
| Deposits | | 80,797 |
| Total Other Assets | | 310,797 |
| Total Assets | $ | **1,612,113** |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Current Liabilities | | |
| Bank overdraft liability - Note B | $ | 106,402 |
| Accounts payable | | 52,609 |
| Commissions payable | | 172,854 |
| Cafeteria plan payable | | 3,238 |
| Accrued liabilities | | 4,877 |
| Current deferred tax liability - Note H | | 8,772 |
| Current portion capital lease obligation - Note G | | 3,744 |
| Total Current Liabilities | | 352,496 |
| Other Liabilities | | |
| Capital lease obligation - Note G | | 18,291 |
| Deferred tax liability - Note H | | 9,494 |
| Total Other Liabilities | | 27,785 |
| Total Liabilities | **$** | **380,281** |
| Stockholder's Equity | | |
| Common Stock - 10,000 shares authorized, no par value | | |
| Class A voting, 500 authorized, issued and outstanding | | |
| Class B non-voting, 9,500 authorized, issued and outstanding | $ | - |
| Paid-in Capital | | 5,000 |
| Retained earnings | | 1,226,832 |
| **Total Stockholder's Equity** | | **1,231,832** |
| **Total Liabilities and Stockholder's Equity** | $ | **1,612,113** |

See accompanying notes to financial statements

# FIRST WESTERN ADVISORS
## Statement of Changes in Stockholder's Equity
## For the Year Ended December 31, 2007

| | Shares | Paid-in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance, December 31, 2006 | 10,000 | 5,000 | 1,192,712 | 1,197,712 |
| Net income (loss) for the period ended December 31, 2007 | | | 34,120 | 34,120 |
| Balance, December 31, 2007 | 10,000 | 5,000 | 1,226,832 | 1,231,832 |

See accompanying notes to financial statements

## FIRST WESTERN ADVISORS
## Statement of Income
## For the Year Ended December 31, 2007

| | | |
|---|---|---|
| Revenues: | | |
| Commissions | $ | 1,865,722 |
| Clearing revenue | | 335,581 |
| Investment advisory fees | | 1,328,087 |
| Interest and dividends | | 78,088 |
| Net securities gains (losses) | | (9,941) |
| Total Revenue | | 3,597,537 |
| Expenses | | |
| Employee compensation and benefits | | 2,588,227 |
| Floor brokerage, exchange, and clearance fees | | 413,843 |
| Communications and data processing | | 70,654 |
| Occupancy | | 233,266 |
| Interest | | 439 |
| Other expenses | | 217,263 |
| Loss on asset disposals | | 29,406 |
| Total Expenses | | 3,553,098 |
| Net Income (Loss) from Operations | | 44,439 |
| Net Income (Loss) Before Income Taxes | | 44,439 |
| Income tax provision (benefit) - Note H | | 10,319 |
| Net Income (Loss) | $ | 34,120 |
| Earnings Per Share: | | |
| Net Income (Loss) from Operations | $ | 4.44 |
| Net Income (Loss) | | 3.41 |
| Weighted Average Shares Outstanding | | 10,000 |

See accompanying notes to financial statements

## FIRST WESTERN ADVISORS
## Statement of Cash Flows
## For the Year Ended December 31, 2007

| | | |
|---|---|---|
| Cash Flows Provided by/(Used for) Operating Activities | | |
| Net Income (Loss) | $ | 34,120 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | |
| Depreciation | | 9,650 |
| (Gain) loss on asset disposal | | 29,406 |
| Net securities (gains) losses for period | | 9,941 |
| (Increase) decrease in commissions receivable | | (29,322) |
| (Increase) decrease in other receivables | | (4,845) |
| (Increase) decrease in prepaid expenses | | (19,781) |
| (Increase) decrease in deposits | | (14,790) |
| Increase (decrease) in bank overdraft liability | | 80,111 |
| Increase (decrease) in accounts payable | | 12,757 |
| Increase (decrease) in commissions payable | | 20,343 |
| Increase (decrease) in cafeteria plan payable | | (3,085) |
| Increase (decrease) in accrued liabilities | | 4,877 |
| Increase (decrease) in deferred taxes | | 10,219 |
| Net Cash Provided by/(Used for) Operating Activities | | 139,601 |
| Cash Flows Provided by/(Used for) Investing Activities | | |
| Proceeds from note receivable - related party | | 100,000 |
| Purchase of property and equipment | | (127,143) |
| Purchase of Investments | | (401,660) |
| Proceeds from sales of investments | | 298,666 |
| Net Cash Provided by/(Used for) Investing Activities | | (130,137) |
| Cash Flows Provided by/(Used for) Financing Activities | | |
| Net Cash Provided by/(Used for) Financing Activities | | - |
| Net Increase (Decrease) in Cash | | 9,464 |
| Beginning Cash Balance | | 13,443 |
| Ending Cash Balance | $ | 22,907 |
| Supplemental Disclosures: | | |
| Cash paid for income taxes | $ | 100 |
| Cash paid during the year for interest | $ | 439 |
| Non-cash acquisition of property under capital lease | $ | 22,035 |

**FIRST WESTERN ADVISORS**
**Notes to Financial Statements**
**December 31, 2007**

## NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Company Background

First Western Advisors is a Broker/Dealer offering various types of investment opportunities. The Company was incorporated under the laws of the State of Utah in July, 1982. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission [SEC] and is a member of the Financial Industry Regulatory Authority [FINRA]. The Company is headquartered in Salt Lake City, Utah and it maintains licensing and registration in a majority of the states in the United States.

### Marketable Securities

Marketable securities are treated as trading securities for accounting purposes and are adjusted to fair value at the end of each accounting period, with the corresponding gains and losses record in the Statement of Income. The fair value is based on the closing quote price of each individual security.

### Commissions Receivable

The Company records commissions when earned. Commission receivable is periodically reviewed to determine whether the amounts are collectible. Commissions receivable are written off when they are determined to be uncollectible.

### Income Taxes

The Company applies Financial Accounting Standards Board (FASB), Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting For Income Taxes," which uses the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years. See Note H.

### Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Earnings per Share

In accordance with Financial Accounting Standards No. 128, "Earnings per Share," basic earnings per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share is computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period using the treasury stock method. Currently, there are no dilutive shares outstanding.

Statement of Cash Flows

For purposes of the statements of cash flows, the Company considers cash on deposit in the bank to be cash.

Financial Instruments

All of the instruments within financial instruments owned, including cash and marketable securities, are measured at fair value as required by accounting pronouncements. These instruments primarily represent the Company's investment activities and include both cash and marketable securities.

Impact of New Accounting Pronouncements

FIN 48

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109*" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides related guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. FASB delayed the implementation of FIN 48 for nonpublic Companies and is effective for us beginning January 1, 2008. The Company is currently evaluating the impact of this standard.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impact of New Accounting Standards (Continued)

*SFAS 141(R)*

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations ("SFAS 141(R)"), which establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) requires contingent consideration to be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value to be recognized in earnings until settled. SFAS 141(R) also requires acquisition-related transaction and restructuring costs to be expensed rather than treated as part of the cost of the acquisition. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact this statement will have on its financial position and results of operations.

*SFAS 159*

SFAS 159 creates a fair value option allowing an entity to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities, with changes in fair value recognized in earnings as they occur. SFAS 159 also requires an entity to report those financial assets and financial liabilities measured at fair value in a manner that separates those reported fair values from the carrying amounts of assets and liabilities measured using another measurement attribute on the face of the statement of financial position. Lastly, SFAS 159 requires an entity to provide information that would allow users to understand the effect on earnings of changes in the fair value on those instruments selected for the fair value election. SFAS 159 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Bank), with early adoption permitted. The Company is continuing to evaluate SFAS 159 and to assess the impact on its results of operations and financial condition if an election is made to adopt the standard.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impact of New Accounting Standards (Continued)

*SFAS 160*

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51 ("SFAS 160"), which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 also provides guidance when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating the impact this statement will have on its financial position and results of operations.

Advertising and Marketing

The Company expenses advertising and marketing costs as they are incurred.

Earnings per Share

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," basic loss per common share is based on the weighted-average number of shares outstanding. Diluted income or loss per share is computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period using the treasury stock method. There are no common stock equivalents outstanding; thus, basic and diluted income or loss per share calculations are the same.

NOTE B CASH AND CASH EQUIVALENTS

Cash is comprised of cash on deposit in the bank and money market funds through brokerage firms. As of December 31, 2007, the Company had a bank overdraft in the amount of $106,403 and cash of $22,907.

NOTE C PENSION PLAN/401K PLAN

The Company maintains a defined contribution profit sharing plan and a 401K plan for its full-time employees. Contributions to these plans are discretionary. Contributions for the profit sharing and 401K plan for 2007 totaled $118,124.

NOTE D MARKETABLE SECURITIES

Marketable securities consist of trading and investment securities recorded at market value as follows:

| | |
|---|---|
| Mutual funds | $921,589 |
| Total Marketable Securities | $921,589 |

The unrealized holding gain on trading securities has decreased by $32,427 during the year 2007 to be $43,858. This decrease has been included in current earnings. The Company had realized holding gains of $24,550 during the year. Realized gains are calculated based on historical cost on a first-in first-out basis.

NOTE E SIGNIFICANT CONCENTRATIONS

The Company is headquartered in Salt Lake City, Utah. It has no single customer that represents a significant portion of total revenue. Additionally, the Company maintains licensing and registration in a majority of the states in the United States. The Company receives commissions from various wholesalers. Commissions are accrued when the transaction occurs. Even though these are non-collateral receivables, they are not accrued until the wholesalers have received payment from the customer. Nonetheless, should the wholesalers fail to perform according to the terms of their agreement; the Company would be required to seek relief through the legal system as an unsecured creditor.

NOTE F RELATED PARTY LOAN

The Company has advanced $430,000 to an investment company, which is owned and controlled by the Company's sole shareholder. The advance is evidenced by a ten year note which provides interest at 4.54% per annum. Interest payments are required monthly. A principal payment of $100,000 was made during 2005 and 2007. The balance of the loan as of December 31, 2007 is $230,000. Any unpaid interest and principle matures in May 2011.

NOTE G LEASES

The Company entered into a lease agreement on June 15, 2007 for their current office space. The lease is for a six-year term which will expire on June 30, 2013 with current monthly rent of $15,842. Office rent expense for 2007 was $154,154. The following is a schedule by years of future minimum lease payments required by operating leases.

| Year | Required Minimum Lease Payments | |
|---|---|---|
| 2008 | $ | 192,006 |
| 2009 | $ | 195,846 |
| 2010 | $ | 199,758 |
| 2011 | $ | 203,748 |
| 2012 | $ | 207,810 |
| 2013 | $ | 104,928 |
| | $ | 1,104,096 |

The Company has a capital lease for office equipment with an implied interest rate of 5.25% due in monthly installments of $400 through March 2013. This obligation is secured by the equipment. The balance sheet includes $22,305 in equipment under this capital lease with accumulated depreciation of $0. Depreciation on the asset for the year is $0. This balance is included with other equipment on the balance sheet and in Note I.

The following is a schedule of minimum lease payments on this lease:

| Year | Amount |
|---|---|
| 2008 | 4,811 |
| 2009 | 4,811 |
| 2010 | 4,811 |
| 2011 | 4,811 |
| 2012 | 4,811 |
| 2013 | 1,203 |
| Total | 25,258 |

# FIRST WESTERN ADVISORS
## Notes to Financial Statements
## December 31, 2007

NOTE H INCOME TAXES

The provision (benefit) for income taxes consists of the following:

| | |
|---|---|
| Current taxes | $ 100 |
| Deferred taxes | 10,219 |
| | $ 10,319 |

The 2007 net deferred tax accounts include the following amounts of deferred tax liabilities:

| | Taxable Temporary Difference | Expected Tax Rate | Deferred Tax Asset (Liability) |
|---|---|---|---|
| Current deferred tax liability | | | |
| Unrealized gain on securities: | | | |
| Federal | $ (43,858) | 15% | (6,579) |
| State | (43,858) | 5% | (2,193) |
| Total current net deferred tax asset (liability) | | | $ (8,772) |
| Non-current deferred tax liability | | | |
| Book/Tax depreciation difference | | | |
| Federal | (71,773) | 15% | (10,766) |
| State | (71,773) | 5% | (3,589) |
| Total non-current deferred tax liability | | | $ (14,355) |
| Non-current deferred tax asset | | | |
| Net operating losses | | | |
| Federal | 24,303 | 15% | 3,646 |
| State | 24,303 | 5% | 1,215 |
| Total non-current deferred tax asset | | | $ 4,861 |
| Net non-current deferred tax asset (liability) | | | (9,494) |
| Net deferred tax liability | | | (18,266) |

The deferred tax liability results from the difference in the tax basis of marketable securities from the fair market value of those securities and differences in book and tax depreciation as of December 31, 2007.

NOTE H INCOME TAXES (continued)

A reconciliation of the difference between the expected income tax expense or income computed at the federal statutory income tax rate (15%) and the Company's income tax expense is shown in the following table:

Expected Vs. Actual Reconciliation:

| Estimated income tax expense | |
|---|---|
| Expected provision (benefit) [taxes on federal income before taxes] | $ 8,888 |
| Non-deductible Expenses | 2,712 |
| Deferred tax benefit | (1,381) |
| Capital loss carryforwards | 20 |
| tax | 100 |
| State tax deduction | (20) |
| Total Actual Provision (benefit) | 10,319 |

NOTE I PROPERTY

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the economic useful life of the improvement. The major classes of assets as of the balance sheet date are as follows:

| Asset Class | Cost | Accumulated Depreciation/ Amortization | Net Book | Method/Life |
|---|---|---|---|---|
| Equipment | $114,984 | $8,827 | $106,157 | SL/5-7 years |
| Leasehold Improvements | 36,042 | 1,820 | 34,222 | SL/10 years |
| Total | $151,026 | $10,646 $ | $140,379 | |

Depreciation expense was $9,650 during 2007.

NOTE J NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital of $250,000. At December 31, 2007, the Company had net capital of $656,598, which was $406,598 in excess of its required net capital of $250,000.

NOTE K CONTINGENCIES

The Company records contingent losses when they are probable and reasonably estimable.

The Company had accrued and disclosed a contingent loss from a claim in prior periods. During 2005, a settlement was reached with this claim, whereas the Company agreed to pay $15,000 to the claimant. The claimant backed out of the agreement during 2006. The Company has filed a motion to enforce the terms of settlement. The motion is still pending. The Company has accrued the $15,000 liability and it is still payable at December 31, 2007.

The Company received a demand letter from a vendor for funds in which the Company allegedly did not have the right to. This issue is still in the early stages, but the Company believes it has the right to the funds and will vigorously contend this matter. The Company and their legal counsel have determined that this liability is possible but neither probable nor estimable.

**FIRST WESTERN ADVISORS**
**Supporting Schedules**
**December 31, 2007**

Our audit has been made primarily for the purpose of expressing an opinion on the basic financial statements, taken as a whole. The following supporting schedules, although not considered necessary for a fair presentation of the financial condition, changes in stockholder's equity, and income in conformity with U. S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the Financial Industry Regulatory Authority [FINRA].

**FIRST WESTERN ADVISORS**
**Computation of Net Capital**
**December 31, 2007**

| | | |
|---|---|---|
| Net Capital | | |
| Total stockholders' equity | $ | 1,231,832 |
| Deduct stockholder's equity not allowable for net capital | | - |
| Total stockholders' equity qualified for net capital | | 1,231,832 |
| Add: | | |
| Subordinated borrowings allowable in computation of net capital | | - |
| Other (deductions) or allowable credits: | | |
| Deferred income taxes payable | | 18,266 |
| Fixed liability secured by equipment | | 22,035 |
| Total capital and allowable subordinated borrowings | | 1,272,133 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Securities not readily marketable | | - |
| Exchange memberships | | - |
| Prepaid income taxes | | (7,745) |
| Furniture, equipment, and leasehold improvements, net | | (140,379) |
| Other Assets | | (328,714) |
| Net capital before haircuts on securities positions | | 795,295 |
| Haircuts on securities | | |
| Contractual securities commitments | | - |
| Securities collateralizing secured demand notes | | - |
| Trading and investment securities | | (138,697) |
| Net capital | | 656,598 |
| Aggregate indebtedness | | |
| Items included in statement of financial condition: | | |
| Payable to brokers and dealers | $ | 172,854 |
| Other accounts payable and accrued expenses | | 167,126 |
| Total aggregate indebtedness | | 339,980 |
| Computation of basic net capital requirement | | |
| Minimum net capital required | $ | 22,665 |
| Minimum net capital requirement | | 22,665 |
| Net capital requirement (statutory) | | 250,000 |
| Excess net capital | $ | 406,598 |
| Excess net capital at 1500% | $ | 605,601 |
| Excess net capital at 1000% | $ | 622,600 |

See auditors' report on supplementary information

**FIRST WESTERN ADVISORS**
**Report of Reconciliation with Focus Filing**
**For the Year Ended December 31, 2007**

| | |
|---|---|
| Total assets per audited statements | $ 1,612,113 |
| Change in assets | (38,107) |
| Total assets per FOCUS report for the year Ended December 31, 2007 | 1,574,006 |
| Total liabilities and stockholder's equity per audited statements | 1,612,113 |
| Change in liabilities | (37,173) |
| Difference in net income for year | (934) |
| Total liabilities and stockholder's equity per FOCUS report for the year Ended December 31, 2007 | 1,574,006 |

Reconciliation of Net Capital

| | |
|---|---|
| Computation of net capital per audited statements | 656,598 |
| Audit disclosed differences in assets and liabilities | 12,270 |
| Net capital per FOCUS report for the year Ended December 31, 2007 | 668,868 |

See auditors' report on supplementary information

## FIRST WESTERN ADVISORS
## Schedule of Computation for Determination of Reserve Requirements
## Pursuant to Rule 15c3-3
## For the Year Ended December 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K (2) (i)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers and therefore makes no computation for determination of reserve requirements pursuant to the rule.

See auditors' report on supplementary information

**FIRST WESTERN ADVISORS**
**Information Relating to the Possession or Control Requirements**
**Under Rule 15c3-3**
**For the Year Ended December 31, 2007**

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K (2) (i)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements under Rule 15c3-3.

See auditors' report on supplementary information

*Mantyla* McREYNOLDS LLC

CPA

The CPA Never Underestimate The Value.

# AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholder
First Western Advisors
Salt Lake City, Utah

In planning and performing our audit of the financial statements and supplemental schedules of First Western Advisors (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of



5872 South 900 East, Suite 250 • Salt Lake City, Utah 84121 • (801) 269-1818 • Fax (801) 266-3481

Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mantyla McReynolds LLC

*Mantyla* McReynolds, LLC
February 26, 2008
Salt Lake City, Utah

END